UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-25711

(Check one):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: October 1, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Extreme Networks, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

3585 Monroe Street

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95051

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As disclosed in its press release dated September 15, 2006 and its current report on Form 8-K dated September 15, 2006, the board of directors of Extreme Networks, Inc. (the “Company”) has established a special committee to review the Company’s historical practices for stock option grants and the accounting for option grants. Until the special committee’s review is complete, the Company will be unable to file its Form 10-Q. The Company intends to file its Form 10-Q as soon as practicable after the completion of the special committee’s review.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Palu, Acting Chief Financial Officer (408) 579-2800

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s)    Yes ☐    No ☒

As disclosed in its press release dated September 15, 2006 and its current report on Form 8-K dated September 15, 2006, the Company has not filed an Annual Report on Form 10-K for the fiscal year ended July 2, 2006. However, on September 15, 2006, the Company filed a Notification of Late Filing on Form 12b-25 with respect to such Annual Report on Form 10-K.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☐    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although it has not checked either box, the Company notes that the special committee investigation is ongoing and has not yet been completed. As the Company disclosed in its September 15, 2006 press release and its current report on Form 8-K dated September 15, 2006, if the committee’s review identifies any errors in the measurement date associated with stock option grants, adjustments to present and previously reported financial statements could be required.

Extreme Networks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2006	By	/s/ Michael J. Palu

Michael J. Palu
Vice President, Acting Chief Financial Officer

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